SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

ASPECT MEDICAL SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2985553

(State of incorporation or organization)	(I.R.S. Employer Identification No.)

141 Needham Street, Newton, Massachusetts 02464-1505

(Address of principal executive offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☒

     Securities Act registration statement file number to which this form relates:
Not applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock (and associated Series A Junior
Participating Preferred Stock purchase rights),
$.01 par value per share

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE

Item 1. Description of Registrant’s Securities to be Registered.

     The following description of our common stock and preferred stock summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our certificate of incorporation and by-laws, each as amended and restated to date, which have been filed with the Securities and Exchange Commission. The terms of these securities may also be affected by Delaware law.

     Under our certificate of incorporation, our authorized capital stock consists of 60,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share, of which 60,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Rights Plan described below. The rights and preferences of the remaining authorized preferred stock may be established from time to time by our board of directors.

Common Stock

     As of November 22, 2004, 20,574,159 shares of our common stock were outstanding and there were approximately 469 stockholders of record.

     Holders of our common stock have one vote for each share held of record on all matters that we submit to a vote of stockholders. Holders of our common stock do not have cumulative voting rights. Directors are elected by a plurality of votes cast; except as otherwise provided under the Delaware General Corporation Law, all other matters are approved by a majority of the votes cast. Subject to preferences that may be applicable to any outstanding shares of our preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of our company, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of our preferred stock. Holders of our common stock have no preemptive rights and no right to convert our common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are fully paid and non-assessable.

Preferred Stock

     We may, by resolution of our board of directors, and without any further vote or action by our stockholders, authorize and issue, subject to certain limitations prescribed by law, up to an aggregate of 5,000,000 shares of preferred stock. The preferred stock may be issued in one or more classes or series of shares of any class or series. With respect to any classes or series, our board of directors may determine the designation and the number of shares, preferences, limitations and special rights, including dividend rights, conversion rights, voting rights, redemption rights and liquidation preferences. Because of the rights that may be granted, the issuance of preferred stock may delay, defer or prevent a change of control. No shares of preferred stock are outstanding and, except as described herein, we presently have no plans to issue shares of preferred stock. On November 29, 2004, in connection with the Rights Plan described below, our board of directors designated 60,000 shares of preferred stock as Series A Junior Participating Preferred Stock, $.01 par value per share, as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of the State of the State of Delaware on November 29, 2004 and summarized below.

Rights Plan

     On November 29, 2004, the Board of Directors of Aspect Medical Systems, Inc. (the “Company”), declared a dividend of one Right for each outstanding share of the Company’s Common Stock to stockholders of record at the close of business on December 10, 2004 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value per share (the “Preferred Stock”), at a purchase price of $150.00 per share in cash (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated November 29, 2004 (the “Rights Agreement”) between the Company and EquiServe Trust Company, N.A., as Rights Agent.

     Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the distribution date (the “Distribution Date”) will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 17.5% or more of the outstanding shares of Common Stock (or in the case of Boston Scientific Corporation, 27.5% of the outstanding shares of Common Stock) or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such beneficial owner (the “Stock Acquisition Date”), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 17.5% or more of the outstanding shares of Common Stock (or in the case of Boston Scientific Corporation, 27.5% of the outstanding shares of Common Stock). The Distribution Date may be deferred in circumstances determined by the Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a Summary of Rights, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred only with such Common Stock certificates; and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of this Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire upon the close of business on November 29, 2014 (the “Final Expiration Date”) unless earlier redeemed or exchanged as described below. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

     In the event that any Person becomes an Acquiring Person, unless the event causing the 17.5% threshold (or 27.5% threshold in the case of Boston Scientific Corporation) to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

     For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $150 such number of shares of Common Stock (or other consideration, as noted above) as equals $150 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock. Assuming that the Common Stock had a market price of $25 per share at such time, the holder of each valid Right would be entitled to purchase twelve shares of Common Stock, having a market value of 12 x $25 or $300, for $150.

     In the event that, at any time after any Person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as “Triggering Events.”

     For example, at an exercise price of $150 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $150 such number of shares of common stock of the acquiring company as equals $150 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock. Assuming that such common stock had a market price of $50 per share at such time, the holder of each valid Right would be entitled to purchase six shares of common stock of the acquiring company, having a market value of 6 x $50, or $300, for $150.

     At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board of Directors of the Company) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

     At least once every three years a committee of independent directors will evaluate the Rights Agreement in order to consider whether the maintenance of the Rights Agreement continues to be in the interests of the Company and its stockholders.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

     The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. For example, the Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by a majority of the Board. The Rights should not interfere with any merger or other business combination approved by the Board.

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company’s Current Report on Form 8-K filed on November 29, 2004. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Transfer Agent and Registrar

     Our transfer agent and registrar for our common stock is EquiServe Trust Company, N.A.

Item 2. Exhibits.

EXHIBIT
NUMBER	DESCRIPTION
1	Rights Agreement dated November 29, 2004 between the Registrant and Equiserve Trust Company, N.A., as Rights Agent, which includes as Exhibit A the Certificate of Designation of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Common Stock is incorporated by reference to Exhibit 4.1 to the Corporation’s Current Report on Form 8-K filed with the SEC on November 30, 2004.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 29th day of November, 2004.

ASPECT MEDICAL SYSTEMS, INC.

By:	/s/ Nassib G. Chamoun
Name:	Nassib G. Chamoun
Title:	President and Chief Executive Officer